LJM Energy Corp.
9190 Double Diamond Parkway
Reno, NV 89521

November 3, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
100 F St, N.E.
Washington, DC 20549

Attn: Douglas Brown, Esq.

Re:              LJM Energy Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 18, 2010
File No. 333-169014

Dear Mr. Brown:

On behalf of LJM Energy Corp., a Nevada corporation (the “Company”), and in response to your letter dated November 3, 2010, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 (“Form S-1”) filed with the Securities and Exchange Commission (“Commission”) on October 18, 2010, the Company filed Amendment No. 3 to Form S-1 (“Amendment No. 3”) on or about the date of this letter.  As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

General

1. We note your response to our prior comment number 1 from our letter dated October 13, 2010. Please include the disclosure from your September 22, 2010 response to our prior comment 2 in your filing, including all of the information presented in the response.

Response:  The Company has revised Amendment No. 3 to include the disclosure from the Company’s September 22, 2010 response to your prior comment 2, including all of the information presented the Company's previous response.

2. We note your response to our prior comment 2 from our letter dated October 13, 2010. Please clarify whether the activities referenced were or are currently being conducted in areas contiguous to the company’s property.

Response: The Company has revised its disclosure to indicate that the activities referenced are currently being conducted in the areas contiguous to the Company’s property.

Hopefully, this enclosed response letter and Amendment No. 3 adequately address the issues raised in your comment letter dated November 3, 2010.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

LJM Energy Corp.

/s/ Joel Felix
Joel Felix
Chief Executive Officer